UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934

                               YDI Wireless, Inc.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                         (Title of Class of Securities)

                                    984215103
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [] Rule 13d-1(b)
         [] Rule 13d-1(c)
        [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barel, Dr. Meir

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a)               X

                                               (b)


--------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------

4         CITIZENSHIP OF PLACE OF ORGANIZATION

          German

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     679,765

                              --------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A
                              -------------------------------------------------

            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      679,765


                              --------------------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          679,765
--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
-------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.8%

-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STAR VENTURES MANAGEMENT GMBH NO. 3

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)               X

                                                   (b)


-------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OF PLACE OF ORGANIZATION

            GERMANY

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     657,640
                              -------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A
                              -------------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      657,640
                              -------------------------------------------------

            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A
------------------------------------- -----------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          657,640

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
-------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.6%

-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Amendment No. 2 to Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2003.

Item 1(a)        Name of Issuer:

                 YDI Wireless, Inc.

Item 1(b)        Address of Issuer's Principal Offices:

                 YDI Wireless, Inc.
                 8000 Lee Highway,
                 Falls Church, VA 22042
                 USA

Item 2(a)        Name of Persons Filing:

                 (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.
                 (a) Barel, Dr. Meir (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany (c) German (d) Ordinary Shares
                 (e) 879202109

                 (II) SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invest in securities of various companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Barel.
                 (a) SVM Star Ventures Management GmbH No. 3
                 (b) Possartstrasse 9, D-81679 Munich, Germany
                 (c) n/a
                 (d) Ordinary Shares
                 (e) 879202109

Item 2(b)        Address of Principal Business Office or, if None, Residence:

                 See above

Item 2(c)        Citizenship:

                 see above

Item 2(d)        Title of Class of Securities:

                 see above

Item 2(e)        CUSIP Number:

                 see above

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):


                 n/a




Item 4.  Ownership.


         Through STAR Germany, Barel beneficially owns the following:

        (a) Amount beneficially owned: 657,640 ordinary shares
        (b) Percent of class: 4.6%
        (c) Number of Shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 657,640
            (ii) Shared power to vote or to direct the vote: n/a
            (iii) Sole power to dispose or to direct the disposition of: 657,640
            (iv) Shared power to dispose or to direct the disposition of: n/a

         Beneficial ownership and sole voting and dispositive power over 129,498 (approximately 0.9%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability).
         Beneficial ownership and sole voting and dispositive power over 22,991 (approximately 0.2%) ordinary shares are exercised by STAR Germany on behalf of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2. Beneficial ownership and sole voting and dispositive power over 155,931 (approximately 1.1%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability). Beneficial ownership and sole voting and dispositive power over 277,778 (approximately 1.9%) ordinary shares are exercised by STAR Germany on behalf of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability). 71,442 (approximately 0.5%) ordinary shares are held directly by STAR Germany as Trustee for several individuals who beneficially own the shares.

                  The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

                 (a) Amount beneficially owned: 679,765 ordinary shares
                 (b) Percent of class: 4.8%
                 (c) Number of Shares as to which the person has:
                 (i) Sole power to vote or to direct the vote: 679,765
                (ii) Shared power to vote or to direct the vote: n/a
                (iii)Sole power to dispose or to direct the disposition of:
                     679,765
                 (iv)Shared power to dispose or to direct the disposition of:
                     n/a

                  Dr. Barel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein and except for 22,125 ordinary shares held directly by Dr.Barel.


Item 5           Ownership of Five Percent of Less of a Class:


                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6           Ownership of More Than Five Percent on Behalf of Another
                 Person:


                 To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:



                 N/A

Item 8           Identification and Classification of Members of the Group:


                 N/A

Item 9           Notice of Dissolution of the Group:


                 Not Applicable.

Item 10          Certification:

                 Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2004

By:     /s/ Dr. Meir Barel
        ------------------
        Dr. Meir Barel


SVM Star Ventures Management GmbH No. 3

By:      /s/ Dr. Meir Barel
         ------------------
         Dr. Meir Barel, Director

                                   Appendix A

                      Identity of each member of the group




Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.

SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invest in securities of various companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Barel.